08/04/94
                           ROSE'S STORES, INC.
                SHORT-TERM INCENTIVE COMPENSATION PLAN

     THIS SHORT-TERM INCENTIVE COMPENSATION PLAN (the "Plan) is hereby established by Rose's Stores, Inc. (the "Company") as authorized by the Compensation Committee of the Board of Directors of the Company (the "Committee") to maximize the performance and commitment of certain officers of the Company who are essential for the future success of the Company by providing such officers with incentives to achieve certain financial goals for the Company.


1.   EFFECTIVE DATE

     This Plan shall be effective as of January 30, 1994, subject to the approval by the court with jurisdiction over the Company's proceeding under chapter 11 (the "Proceeding") of Title 11 of the United States Code.

2.  ELIGIBLE ASSOCIATES

     The following officers of the Company shall be eligible to receive bonuses under the terms of this Plan: executive vice presidents, senior vice presidents, vice presidents and the treasurer (the "Participants").

3.  BONUS

    Each Participant shall be entitled to the payment of bonuses under this Plan in accordance with section 5 herein based on the Company's cumulative Consolidated EBITDA (as defined in the Debtor-in-Possession Loan Agreement entered into between the Company and RSI Trading Co., as borrowers, and General Electric Capital Corporation, as lender (the "DIP Financing Agreement")) for the period beginning January 30, 1994 and ending July 31, 1994, and for the period beginning August 1, 1994 and ending January 29, 1995 (each a "Period"), and each six month period thereafter as shall be determined by the Committee.

4.  MAXIMUM INCENTIVE AWARD

     The maximum bonus that may become payable to a Participant under this Plan for a Period (the "Maximum Incentive Award") shall the following:

     (i) for a Participant who is an executive vice president or a senior vice president of the Company, seventeen and one-half

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percent (17-1/2%) of the Participant's annual base salary for the
Company's fiscal year commencing January 30, 1994, as determined by the Company in its discretion; and

     (ii) for a Participant who is a vice president or the treasurer of the Company, fifteen percent (15%) of the Participant's annual base salary for the Company's fiscal year commencing January 30, 1994, as determined by the Company in its discretion.


5.  ENTITLEMENT TO BONUS

     a.   Achievement of Target Consolidated EBITDA.

     If the Company's cumulative Consolidated EBITDA for a Period equals the target cumulative Consolidated EBITDA set out in
Section 7.19(b) of the DIP Financing Agreement ("Target Consolidated EBITDA") for such Period, as shall be confirmed by the Committee, each Participant shall be entitled to a bonus equal to fifty percent (50%) of the Participant's Maximum Incentive Award.

     b.   Achievement of Cumulative Consolidated EBITDA Equal to
120% of Target Consolidated EBITDA.

     If the Company's cumulative Consolidated EBITDA for a Period equals one hundred and twenty percent (120%) of Target Consolidated EBITDA for such Period, as shall be confirmed by the Committee, each Participant shall be entitled to a bonus in an amount equal to one hundred percent (100%) of the Participant's Maximum Incentive Award.

     c. Achievement of Cumulative Consolidated EBITDA of more than Target Consolidated EBITDA but less than 120% of Target Consolidated EBITDA.

     If (i) cumulative Consolidated EBITDA for a Period is more than Target Consolidated EBITDA for such Period but less than one hundred and twenty percent (120%) of Target Consolidated EBITDA for such Period, as shall be confirmed by the Committee, each Participant shall be entitled to a bonus in an amount between fifty percent (50%) and one hundred percent (100%) of the Participant's Maximum Incentive Award as determined by linear interpolation.

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6.  PAYMENT OF BONUSES

     a.  Entitlement to Payment.

     Notwithstanding any other provision of this Plan:

         (i) a Participant shall be entitled to payment of a bonus under this Plan for a Period only if such Participant is employed by the Company on the date on which payment of bonuses for such Period are made by the Company hereunder and such Participant has performed at or above the expectations of the Company (as determined by the Company in its discretion on the basis of the Participant's performance evaluations for the relevant Period); and

       (ii) the amount of any bonus payable under this Plan for a Period to any Participant who becomes a Participant after the beginning of the Period shall be a pro-rata portion of the bonus to which such Participant shall otherwise be entitled hereunder, determined by the Company in its sole discretion on the basis of the portion of the Period during which such individual was a Participant.

     b.  Time and Form of Payment.

     Payment to a Participant of all bonuses to which the Participant is entitled hereunder shall be made in a lump sum, in cash, within 30 days following the Effective Date (as defined in the Company's draft plan of reorganization dated July 15, 1994) and simultaneously with the distribution to the Company's general unsecured creditors. If the Company does not reach the Effective Date, no bonuses shall be payable under the Plan and no Participant shall have a claim against the Company arising under the Plan.


7.  ADMINISTRATION OF PLAN

     The Company shall be entitled to determine an individual's entitlement to a bonus under the Plan and the amount of any such bonus and shall otherwise administer the Plan in its sole discretion, provided that no payment shall be made other than as specifically provided by the terms hereof other than pursuant to the approval of the Committee. All decisions of the Company regarding the Plan shall be final and binding on all parties.


8.   SUCCESSOR TO THE COMPANY

     This Plan shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, and the Company shall require any such successor to expressly assume this Plan. As used in this Plan,

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"Company" shall mean the Company as defined above and any
successor to its business and/or assets as set forth above.

9.   NO RIGHTS TO CONTINUED EMPLOYMENT

     This Plan shall not be construed to give any Participant a right to continued employment with, or the right to be retained in the employ of, the Company.

10.  TAXES

     To the extent required by law, the Company shall withhold any federal, state or local taxes from payments made under this Plan, including social security taxes.

11.  AMENDMENT AND TERMINATION

     Subject to the authorization of the Committee, the Company shall be entitled to amend or terminate this Plan at any time except to the extent a benefit has already accrued hereunder.

12. MISCELLANEOUS

     If any provision of this Plan shall be determined to be void by any court of competent jurisdiction, then such determination shall not affect any other provision of this Plan, all of which shall remain in full force and effect. This Plan shall be construed and enforced in accordance with the laws of the State of North Carolina.

     IN WITNESS WHEREOF, the Company hereby adopts this Plan under seal through its duly authorized officers on this ___ day of ________________, 1994.

                                   ROSE'S STORES, INC.
ATTEST:

(Corporate Seal)

______________________             By:___________________________
                                               Authorized Officer
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